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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 8)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 8 ("Amendment No. 8") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 8 refer to the Offer to Purchase.

Items 1 through 9, and Item 11.

          The section entitled "Shareholder Litigation" (which begins as the last paragraph on page 44 and continues onto page 45) is hereby revised and restated in its entirety to read as follows:

              Shareholder Litigation.    Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers.

              Minnesota State Court.    Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District, against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers. The complaints generally allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Tyco Electronics; that certain provisions of the Merger Agreement unduly restrict ADC's ability to negotiate with rival bidders; and that ADC shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of ADC against the individual members of the ADC Board, alleging that the individual members of the ADC Board are wasting corporate assets, abusing their ability to control ADC and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

              On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants' motions to dismiss that complaint. On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits. On August 9, 2010, the court entered an order consolidating the suits under the caption In re ADC Telecommunications, Inc. Shareholders Litigation (the "Consolidated State Action").

              On August 4, 2010, plaintiffs in these lawsuits filed a consolidated shareholder derivative and class action complaint. The consolidated complaint alleges, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders. The consolidated complaint further alleges that ADC and the ADC Board violated their fiduciary duties owed to the public shareholders of ADC in connection with ADC's July 26, 2010 filing of the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (as amended, the "Schedule 14D-9") insofar as the Schedule 14D-9 is materially misleading or omissive. The consolidated complaint further alleges that Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. The consolidated complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              On August 11, 2010, defendants moved to dismiss the consolidated shareholder derivative and class action complaint.

              On August 16, 2010, the court entered an order appointing plaintiffs' co-lead counsel and liaison counsel, as preliminarily approved on July 30, 2010.

              On August 30, 2010, the parties to the Consolidated State Action, along with the parties to the related actions pending in the United States District Court for the District of Minnesota (the "Federal Actions"), entered into a Memorandum of Understanding (the "MOU") setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Consolidated State Action and the Federal Actions.

              On September 1, 2010, in accordance with the MOU and the proposed settlement, ADC filed Amendment No. 6 to the Schedule 14D-9, which provided certain supplemental disclosures in form and substance similar to the supplemental disclosures set forth in an exhibit to the MOU; which disclosures included, but were not limited to, additional information concerning: the background of the negotiations leading up to the Offer, the Merger and the Merger Agreement; the potential strategic alternatives available to ADC and considered by the ADC Board; and the data, inputs, methodologies and analyses underlying the financial valuation work performed by ADC's financial advisors.

              On September 23, 2010, the parties executed a stipulation of settlement (the "Stipulation"), which replaces the MOU and sets forth the terms and conditions of the proposed settlement. Pursuant to the Stipulation, the Consolidated State Action will be dismissed with prejudice on the merits, the plaintiffs in the Federal Actions will voluntarily dismiss those actions, and all defendants will be released from any and all claims relating to, among other things, the Offer, the Merger, the Merger Agreement and any disclosures made in connection therewith. The Stipulation is subject to customary conditions, including completion of the Offer and consummation of the Merger, completion of certain confirmatory discovery, class certification and final approval by the District Court of Hennepin County, Minnesota, Fourth Judicial District, following notice to the shareholders of ADC. The parties will submit the Stipulation to the District Court of Hennepin County, Minnesota, Fourth Judicial District and request that the court enter an order preliminarily approving the proposed settlement and setting forth the schedule and procedures for notice to the shareholders of ADC and the court's final review of the settlement. In connection with the settlement, ADC or its successor-in-interest has agreed to pay to plaintiffs' counsel fees and expenses not to exceed $925,000, subject to court approval.

              The settlement will not affect the form or amount of consideration to be received by ADC shareholders in the Offer or subsequent Merger.

              The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned actions or that they have engaged in any wrongdoing. The defendants have entered into the MOU to eliminate the uncertainty, burden, risk, expense and distraction of further litigation.

              For additional information on these matters, please refer to the Schedule 14D-9 and amendments thereto, as well as the Stipulation. The Stipulation is annexed as exhibit       hereto and hereby is incorporated by reference.

              Minnesota Federal District Court.    Beginning on July 28, 2010, two putative shareholder class action complaints and one individual shareholder complaint challenging the transaction were filed in the United States District Court for the District of Minnesota against ADC and the individual members of the ADC Board, and one such complaint names Tyco Electronics and Purchaser as additional defendants. The complaints allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that ADC and the ADC Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with ADC's July 26, 2010 filing of the Schedule 14D-9 with the SEC insofar as the Schedule 14D-9 is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              As described above, on September 23, 2010, the parties to the Federal Actions entered into the Stipulation setting forth the terms and conditions of an agreement in principle to resolve all of the claims asserted in the Federal Actions.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(26)	Stipulation and Agreement of Compromise, Settlement, and Release dated September 22, 2010.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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  Item 12. Exhibits.
SIGNATURES